

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

<u>Via E-mail</u>
Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lake, FL 33016

> **Re: BankUnited, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Response dated May 16, 2013**
> **File No. 001-35039**

Dear Ms. Lunak:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year End December 31, 2012</u>

<u>Note 5. Loans and Allowance for Loan and Lease Losses, page F-39</u>

1. Please refer to your response to comment 2 of our May 3, 2013 letter and address the following:

   - Tell us in more detail why you believe analogy to ASC 310-30-35-2 is appropriate since it appears to speak to interest income recognition on loans held in portfolio. Also, tell us what other authoritative literature you considered in determining how to account for the proceeds from the sale of these loans, including ASC 860-20.

Leslie Lunak
BankUnited, Inc.
May 31, 2013
Page 2

- We note that it appears you have sold loans from several pools. Tell us whether the loans sold constituted the entire pool(s) or if the loans were pulled from the pool(s) for sale.

- For loans sold from other pools, tell us how you accounted for the proceeds from the sales.

- For loans that were pulled from pools and sold, tell us how the sale affected the percentage yield calculation used to recognize accretable yield on the pool of loans subsequent to the sale. Refer to ASC 310-30-35-15.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 if you have questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant